UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Subject Company)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $.0006 per share

(Title of Class of Securities)

89376N 108

(CUSIP Number of Class of Securities)

Earl W. McNiel

Vice President and Chief Financial Officer

5847 San Felipe, Suite 4300

Houston, Texas 77057

(713) 458-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a Copy to:

James L. Rice, III

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002

(713) 220-5800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Transmeridian Exploration Incorporated (the “Company”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Trans Meridian International, Inc. and TME Merger Sub, Inc. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and Company stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of the Company at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, or from Trans Meridian International, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact contained in this filing, including in the exhibits hereto, are forward-looking statements. Forward-looking statements are based on a number of assumptions about future events and are subject to significant risks, uncertainties and other factors that may cause our actual results to differ materially from the expectations, beliefs and estimates expressed or implied in such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, no assurance can be given that these assumptions will prove correct or even approximately correct. Factors that could cause our results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to, the risk that the conditions to closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; obtaining regulatory approvals if required for the transaction; changes in our business during the period between now and closing; our assumptions about energy markets; production levels; reserve levels; operating results; competitive conditions; technology; the availability of capital resources; capital expenditure obligations; the supply and demand for oil, natural gas and other products and services; the price of oil, natural gas and other products and services; currency exchange rates; weather; inflation; the availability of goods and services; drilling risks; future processing volumes and pipeline throughput; political risks; general economic conditions, either internationally or nationally or in the jurisdictions in which we are doing business; and legislative or regulatory changes, including changes in environmental regulation, environmental risks and liability under federal, state and foreign environmental laws and regulations. For a more detailed description of these factors, see the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2006 and our subsequent filings with the SEC. We will not update these forward-looking statements unless the securities laws require us to do so.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release, dated December 31, 2007